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                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                              No. 8, Li-Hsin Rd. 6,
                         Science-Based Industrial Park,
                                Hsin-Chu, Taiwan
                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    Form 20-F [X]              Form 40-F [_]

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                    Yes [_]                           No [X]

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

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                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 Taiwan Semiconductor Manufacturing Company Ltd.



Date: July 21, 2003         By /s/ Harvey Chang
                               ------------------------------------
                               Harvey Chang

                               Senior Vice President & Chief Financial Officer

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               Taiwan Semiconductor Manufacturing Company Limited
               Payment Day of Stock Dividend for NYSE-listed ADSs

Hsinchu, Taiwan, July 21 - Taiwan Semiconductor Manufacturing Company Ltd. ("TSMC" or the "Company") (TAIEX:2330, NYSE:TSM) announced details in respect to the payment date of its previously-announced 8% stock dividend that related to its NYSE-listed American Depositary Shares ("ADSs") to be Aug. 7, 2003.

The record date for ADSs entitled to participate in this stock dividend is July 9, 2003. The ADS ex-dividend date is July 7, 2003. The distribution date with respect to the upcoming stock dividend is expected to be Aug. 7, 2003 for the ADSs (and July 31 for the common shares) respectively. Holders of ADSs are encouraged to check with their securities brokers for the receipt of the stock dividend in their own accounts.

Any questions regarding this stock dividend issue may be directed to,

TSMC
Investor Relations
Tel:886-3-568-2080
EMail:Invest@tsmc.com